SMURFIT KAPPA FUNDING PLC
Beech Hill
Clonskeagh, Dubin 4
Ireland

September 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Kari Jin

Re:                               SMURFIT KAPPA FUNDING PLC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2005 filed May 1, 2006
Forms 6-K filed May 31, 2006 and August 30, 2006

Ladies and Gentlemen:

In connection with the Company’s responses to the comment letter to Gary W. McGann, dated September 8, 2006, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 20-F for the year ended December 31, 2005 and the Company’s Forms 6-K filed May 31, 2006 and August 30, 2006 (collectively, the “filings”), the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2232 with any questions relating to the foregoing.

Very truly yours,

SMURFIT KAPPA FUNDING PLC

By:	/s/ Gary W. McGann
Name:	Gary W. McGann
Its:	Chief Executive Officer